QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)

January 8, 2003

To Our Employees:

        I am pleased to announce that our Board of Directors has authorized a new Stock Option Exchange Program for our company, which will commence effective today. This voluntary program allows our employees to cancel certain existing "underwater" stock options for new stock options granted at least six months and one day after the existing options are cancelled, subject to the terms of the program. We hope this program will provide our employees with the opportunity to hold options that, over time, may have a greater potential to increase in value and thereby create a valuable employee benefit.

        The offer will provide all eligible employees holding stock options with exercise prices (i.e. "Option Price") equal to or greater than $10.01 per share granted under the Computer Horizons Corp. 1994 Incentive Stock Option and Appreciation Plan (the "1994 Plan") the opportunity to exchange their outstanding stock options for options exercisable at the fair market value of our stock on the day we grant the new options, which we expect to be on or about August 12, 2003.

        The exchange program will work as follows: For every three options you voluntarily cancel with an option price of $15.00 and over, you will receive one new option. For every two options you voluntarily cancel with an option price of $10.01 to $14.99, you will receive one new option.

        We are making this offer to current employees. Eligible employees will be able to elect to exchange eligible options for a smaller number of new options that we expect to grant in August of 2003. Eligible options elected for exchange will be cancelled on the business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant's continued employment. If you elect to exchange your options but do not remain an employee on the day we grant the new options, you will not receive any of the new options nor will you receive any compensation for the options you elected to have cancelled. The new options will be granted on a date that is at least six months and one day after the date on which we cancel the options elected to be exchanged.

        Since we are not granting the new options until August 12, 2003 at the earliest, we cannot predict the exercise price of the new options. It may be higher or lower than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit. If you decide to participate in the offer, this is a risk you take.

Enclosed Materials

        Enclosed are our Stock Option Exchange Program materials, which include:

  •
  Summary Term Sheet and Offer to Exchange (28 pages), which describes all the terms and conditions of the program and includes a detailed Q&A section

  •
  Letter of Transmittal (Election to Participate) (5 pages), which is a customized form that includes your current stock option status

        Please take the time to carefully review the information and instructions in these documents.

Election Period

        The period for making elections under the program begins today and expires at 5:00 p.m., Eastern Standard Time, on February 10, 2003. If you decide to participate in the program, you must complete, sign and return the enclosed Letter of Transmittal (Election to Participate) in accordance with its instructions to David Corcoran of our Legal Department no later than 5:00 p.m., Eastern Standard Time, on February 10, 2003. If you do not return the form by this deadline, you cannot participate in the program.

Sincerely,

William J. Murphy
Executive Vice President & CFO

QuickLinks

Exhibit (a)(5)